Exhibit 19

CORVEX AND RELATED SEND LETTER TO COMMONWEALTH REIT SHAREHOLDERS

CALLING FOR AN END TO VALUE DESTRUCTION

Urgent Need to Remove Entire CommonWealth Board Now and Stop Accelerating Campaign to

Disenfranchise Shareholders

Vote the WHITE Consent Card Today

NEW YORK, April 18, 2013 – Corvex Management LP (“Corvex”) and Related Fund Management, LLC (“Related”), whose separately managed investment funds collectively own approximately 9.2% of the outstanding common shares of CommonWealth REIT (NYSE:CWH), today sent a letter to CWH shareholders, urging them to vote the WHITE consent card and remove the entire Board of CommonWealth before it can take any additional action to destroy shareholder value.

Corvex and Related have also published an investor presentation detailing their plan for driving value and restoring shareholder wealth at CommonWealth and outlining the latest actions of CWH’s Board that they firmly believe have destroyed shareholder value. The presentation is available at www.shareholdersforcommonwealth.com.

Shareholders are urged to sign, date and return the WHITE consent card today. You may also be able to vote online by following the instructions on the voting materials you will be receiving. They also encourage all shareholders to call today D.F. King & Co., Inc., their proxy solicitor, at 1-800-714-3313 so they can ensure you receive their materials and they can assist you in voting your shares.

The text of the letter to CWH shareholders is as follows:

IMMEDIATE CHANGE IS NEEDED TO STOP THE CONTINUED VALUE DESTRUCTION

AT COMMONWEALTH

OUR CONSENT SOLICITATION WILL SERVE AS A REFERENDUM ON THE CURRENT

BOARD AND MANAGEMENT TEAM AND IS THE ONLY WAY TO EFFECT REAL CHANGE

SIGN, DATE AND RETURN THE WHITE CONSENT CARD TODAY!

Dear Fellow Shareholders:

We are two of the largest shareholders of CommonWealth REIT with a combined ownership of 9.2%, and are seeking written consents from shareholders to immediately remove all members of CommonWealth’s board of trustees. CommonWealth is managed by Reit Management & Research LLC (RMR), which is owned by Barry Portnoy and his son Adam. The Portnoys, along with their hand-picked trustees, have in our view managed CommonWealth in a way which has enriched themselves rather than representing the interests of shareholders. If we do not act NOW to remove the entire board, management will continue its unrestrained and accelerating campaign of value destruction, and shareholders will be forced to endure many more years of mismanagement.

We made a substantial investment in CommonWealth earlier this year after conducting an exhaustive property-by-property study of CommonWealth and its assets under the lead of Related Fund Management, an affiliate of Related Companies – one of the most respected privately-owned real estate firms in the world with over $15 billion of real estate assets and a 40 year history.

Based on Related’s extensive due diligence and expert analysis, and with the assistance of highly qualified external consultants, we recognized that CommonWealth’s real estate assets trade at a substantial discount to fair value due to a misalignment of incentives between RMR and shareholders, and what in our view is plain mismanagement by the Portnoys and the trustees. Specifically, the flawed RMR structure reduces the Company’s cash flow, impairs CommonWealth’s valuation multiple (40%+ discount to peers historically), destroys investor confidence, and has resulted in a track record of underperformance. In fact, CommonWealth is one of the few remaining externally managed equity REITs in the public markets. Green Street Advisors, a leading real estate and REIT research firm, refers to this structure as a “dinosaur” that “stands out like a sore thumb.”1 We firmly believe this external manager structure must be removed and replaced with an internal management team that is truly focused on creating value for ALL shareholders.

Since announcing our ownership stake in late February, we have sought to effect change, and have consistently remained open to multiple options to create value for all shareholders. However, it is clear to us that the current board of trustees and management are solely beholden to the Portnoys, do not recognize or ignore the inherent conflicts of interest that the external manager structure creates, and will not act in a way that seeks to enhance value for all shareholders.

In fact, in response to our efforts, CommonWealth has shown that it will stop at nothing to silence us and other shareholders. Within the past seven weeks alone CommonWealth’s management and board have: completed a massively dilutive equity offering at a 48% discount to book value; amended the governing documents of CommonWealth twice in an attempt to eliminate long-standing shareholder rights; announced the possibility of selling CommonWealth’s controlling stake in Select Income REIT at a discount; secretly lobbied the Maryland legislature in an attempt to introduce amendments that would have eliminated shareholder democracy; and, most recently, purported to completely eliminate shareholder rights to remove trustees without cause – an effort that in our and our lawyers’ view is invalid under Maryland law. If any shareholders had doubts as to where the trustees’ allegiances lie, these actions have made clear it is to the Portnoys and not shareholders.

Given the accelerating pace of CommonWealth’s value-destroying activities, we are left with no alternative but to seek to immediately remove this board. The only way for shareholders to effect meaningful change is through our consent solicitation. Any other strategy would take years to make a difference as a result of the various entrenching devices built into CommonWealth’s governing documents.

MISMANAGEMENT OF COMMONWEALTH BY THE CURRENT BOARD AND

MANAGEMENT TEAM HAS RESULTED IN SEVERE UNDERPERFORMANCE

It is our firm view that the Portnoys’ collective actions have led to CommonWealth significantly underperforming its peers on almost all key metrics, including:

•	Worst shareholder returns – CommonWealth’s stock price has performed 28%, 31%, and 30% worse than peers over the last 1 year, 3 years, and 5 years, respectively.[2] Over the same 1 year, 3

[1]	“The Portnoy REITs – What It Means to be ‘Uninvestable’”, Green Street Advisors, March 1, 2013. Permission was neither sought nor obtained to include quoted language.
[2]

CommonWealth’s peers include Piedmont Office Realty Trust Inc. (PDM), Highwoods Properties Inc. (HIW), Mack-Cali Realty Corp. (CLI), Brandywine Realty Trust (BDN) and Parkway Properties Inc. (PKY). Returns calculated through January 15, 2013, the day prior to when Corvex and Related began purchasing stock.

year, and 5 year time periods, CommonWealth’s total return performance, which is calculated based on stock price performance and dividends, is 26%, 26%, and 22% below peers, respectively.

•

Massive discount to peers – CommonWealth’s share price was trading at a nearly 40% discount to its peers on an unlevered capitalization rate basis immediately prior to the public announcement of our ownership stake on February 26, 2013. CommonWealth has also traded at a 40%+ discount to peers on a price/FFO basis over the last 1 year and 3 years, respectively.

•

Mismanagement of operations – CommonWealth has consistently delivered negative growth in both FFO/share (-5% 2010-2012 CAGR) and CAD/share (-23% 2010-2012 CAGR) and is among the bottom performers of peers on both metrics.

THE PORTNOYS AND THEIR TRUSTEES HAVE ENGAGED IN AN ACCELERATING

CAMPAIGN TO DISENFRANCHISE SHAREHOLDERS

AND DESTROY VALUE

Since we first called for change seven weeks ago, the Portnoys, aided by their trustees, have executed a self-serving campaign aimed at advancing their own financial interests, at the expense of shareholder rights and value. This campaign has included:

•

Completing a Highly Dilutive Equity Offering: This past March, the board completed a dilutive equity offering at a time when CommonWealth’s shares were trading at a 48% discount to book value as of December 31, 2012, in order to repay debt trading at prices ranging from 102% to 111% of par. The offering increased CommonWealth’s share count by 41% and diluted its NAV by over $6 per share.

•

Disenfranchising Amendments to Governance Documents: Just last month, following the announcement of our investment in CommonWealth, the board has unilaterally decided to make various amendments to CommonWealth’s bylaws that, on their face, sought to effectively eliminate shareholders’ right to act by written consent. As previously stated, such amendments conflict with the CommonWealth charter and Maryland law and therefore we believe they are invalid as a matter of law.

•

Eleventh-Hour Lobbying Efforts to Change the Law: Not satisfied, earlier this month the Portnoys hired a team of political consultants — likely paid for by YOU, as CWH shareholders — to secretly lobby the Maryland legislature in a failed attempt to adopt an eleventh-hour amendment to a pending bill that would have deprived shareholders of their right to act by written consent to remove the board without cause.

•

Bylaw Amendment to Try to Eliminate Shareholders’ Right to Remove Trustees Without Cause: Having failed to change the law in Maryland through their lobbying efforts, the Portnoys and their trustees have recently announced an additional unilateral amendment to CommonWealth’s bylaws that purports to eliminate the right shareholders have had since 1986 to remove trustees without cause. They have done this through a novel interpretation of the Maryland corporate statute which flies in the face of 14 years of public disclosures by CommonWealth. It is our and our lawyers’ view that such amendment is invalid.

•

Proposed Sale of the Company’s 56% Controlling Interest in Select Income REIT (SIR): On March 25, 2013, the board announced that it was contemplating selling CommonWealth’s 56% controlling equity interest in SIR in an underwritten offering, which we anticipate would be completed at a discount to market price and would effectively transfer control away from CommonWealth while allowing RMR to continue extracting fees from SIR. In our view, any sale of shares constituting a control position in SIR, however, should reflect a control premium free of the existing restrictive management contract, not a discount.

We must act now. If shareholders don’t act now to remove the entire board, we will be subject to at least three more years of Portnoy mismanagement – the minimum time needed to replace a simple majority of CommonWealth’s “super-charged” staggered board. WE MUST ACT BEFORE THE PORTNOYS AND THEIR TRUSTEES TAKE ANY ADDITIONAL ACTION TO DESTROY SHAREHOLDER VALUE.

SIGN, DATE AND RETURN OUR WHITE CONSENT AND TAKE THE FIRST STEP TO

ELECT A NEW BOARD OF INDEPENDENT AND HIGHLY QUALIFIED TRUSTEES

Once the current trustees are removed, CommonWealth is required to promptly call a special meeting for shareholders to elect new trustees. We will engage in an active dialogue with all shareholders to identify a truly independent slate of highly qualified nominees – focused on real estate industry veterans with pristine credentials – who are prepared to work for the interests of ALL shareholders, not just the Portnoys.

Upon removal of the current board, we are prepared to leverage our substantial resources and real estate expertise to benefit all shareholders. CBRE, the world’s largest commercial real estate services firm, has agreed to provide interim property management and leasing services to the CommonWealth portfolio as long as necessary to ensure a smooth change of guard to a new independent and properly functioning board elected by shareholders. Additionally, Jim Lozier, a well-respected real estate executive with more than 20 years of experience and co-founder and former CEO of Archon Group L.P., a subsidiary of Goldman Sachs and a diversified international real estate services and advisory company, has agreed to serve as interim CEO until a new board is appointed. During Jim’s tenure at Archon, the company grew from 320 employees to 8,500 employees managing 36,000 assets with a gross value of approximately $59 billion. As interim CEO, Jim will focus on transition of management services, continuity of financial reporting and building out a permanent management team. We have also already engaged Deutsche Bank Securities Inc. as financial advisor and we expect to work with Deutsche Bank Securities Inc. on any required financing in connection with our effort. Make no mistake, we will be prepared to move immediately with a more professional and aligned real estate team from the moment shareholders regain control from the Portnoys.

CORVEX AND RELATED HAVE A PLAN FOR

DRIVING VALUE AND RESTORING SHAREHOLDER WEALTH

We are proposing CommonWealth take the following simple, yet decisive actions:

•

Internalize Management Structure, and transition to having its own management team instead of relying on the conflicted, overpaid services of RMR or another external manager. We note that RMR has received over $336 million just in the last five years from CommonWealth, while managing at least 5 other entities in the Portnoy Empire and engaging in over $2 billion of related party transactions at CommonWealth alone. During the same period CommonWealth has seen its stock decline by over 49% and cut its dividend by 70%.

•

Adopt Corporate Governance Best Practices, amending CommonWealth’s existing charter and bylaws to improve them and conform to ISS and Glass Lewis best practices, increasing rights for all shareholders CommonWealth’s board should no longer be insulated by a classified board, a “poison pill” with a “slow hand” provision and other entrenchment devices.

•	Cease Affiliate Transactions With, Or Managed By, RMR, which we believe are resulting in the transfer of enormous value to RMR and the Portnoys at YOUR expense.

•

Cease all acquisition and development activity until CommonWealth’s stock price exceeds its NAV, and use excess cash flow to buy back CommonWealth’s undervalued shares until its stock price exceeds NAV

•	Manage CommonWealth in ways which maximize long-term shareholder value, not fees paid to RMR.

As a sign of our commitment to CommonWealth, and to offer an alternative path to unlock value, we delivered to the board a bona fide offer to acquire up to 100% of the outstanding shares for $24.50 in cash. We also encouraged the Company to welcome any additional offers from other potential bidders in excess of $24.50 per share in cash. We are focused on liberating CommonWealth from the Portnoys any way we can, and believe an acquisition with an option for existing shareholders to retain their equity is one way to achieve this goal. We very much believe there is higher value that can be unlocked if CommonWealth were run by the proper internal management team. As such, we are open to the idea of allowing fellow shareholders to retain their equity in order to share significant upside potential of CommonWealth under qualified management. So far the board of trustees, despite having received our firm offer at a premium of 55% to the share price on the day before we announced our position, has refused to engage in any good faith negotiations with us regarding this option, and has instead rejected our offer in favor of a so-called “strategic plan” which has led to a 45% stock price decline in the last two years.

Signing, dating and returning the WHITE consent card will send a firm and unequivocal message to the board that the time has come for them to be held accountable to shareholders. THIS PROCESS PRESENTS A CLEAR PATH FOR ALL SHAREHOLDERS TO EFFECT CHANGE NOW AND PARTICIPATE IN ELECTING REPLACEMENT TRUSTEES WITHOUT THE OVERSIGHT OF A SELF-INTERESTED BOARD.

We are encouraged by the support we have received over the past weeks from many shareholders – from large institutional holders, who have publicly stated their support for what we stand for, to small retail holders, who have seen their IRA accounts diminish in value as a result of the Portnoys’ mismanagement. Now is the time for all of us to act.

We note that, unless the entire board is removed, any remaining trustees will have the ability to fill vacancies created by the removal of individual trustees. YOUR CONSENT IS CRITICAL.

If you have any questions or require any assistance in executing your consent, please contact D.F. King & Co., Inc. at (800) 714-3313 (toll-free) or (212) 269-5550 (call collect).

We thank you for your continuing support.

Keith Meister	Jeff T. Blau
Corvex Management LP	Related Fund Management, LLC

A copy of Related’s and Corvex’s consent solicitation materials can be obtained at www.shareholdersforcommonwealth.com or by calling D.F. King & Co., Inc., our proxy solicitor, at 1-800-714-3313.

About Corvex Management LP

Corvex Management LP is an investment firm headquartered in New York, New York that engages in value—based investing across the capital structure in situations with identifiable catalysts. Corvex was founded in March 2011 and follows an opportunistic approach to investing with a specific focus on equity investments, special situations and distressed securities largely in North America.

About Related Fund Management LLC

Related Fund Management, LLC is an affiliate of Related Companies, one of the most prominent privately-owned real estate firms in the United States. Formed 40 years ago, Related is a fully-integrated, highly diversified industry leader with experience in virtually every aspect of development, acquisitions, management, finance, marketing and sales. Related’s existing portfolio of real estate assets, valued at over $15 billion, is made up of best-in-class mixed-use, residential, retail, office and affordable properties. For more information about Related Companies please visit www.related.com.

Additional Information Regarding the Consent Solicitation

In connection with their solicitation of written consents, Corvex and Related have filed a definitive written consent solicitation statement with the U.S. Securities and Exchange Commission (the “SEC”) to solicit written consents from shareholders of CommonWealth REIT. Investors and security holders are urged to read the definitive written consent solicitation statement and other relevant documents when they become available, because they contain important information regarding the consent solicitation. The definitive written consent solicitation statement and all other relevant documents are available, free of charge, on the SEC’s website at www.sec.gov.

The following persons are participants in connection with the written consent solicitation of CommonWealth’s shareholders: Corvex Management LP, Keith Meister, Related Fund Management, LLC, Related Real Estate Recovery Fund GP-A, LLC, Related Real Estate Recovery Fund GP, L.P., Related Real Estate Recovery Fund, L.P., RRERF Acquisition, LLC, Jeff T. Blau, Richard O’Toole and David R. Johnson. Information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, to the extent applicable, is available in the definitive written consent solicitation statement filed with the SEC on April 10, 2013 and Supplement No. 1 thereto filed on April 12, 2013.

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For further information, contact:

D.F. King & Co., Inc.

Shareholders can call toll-free: (800) 714-3313

Banks and brokers call: (212) 269-5550

Rupal Doshi

Corvex

(212) 474-6750

rdoshi@corvexcap.com

Joanna Rose

Related

(212) 801-3902

jrose@related.com